Exhibit (a)(1)(A)

COMPANY NOTICE TO

HOLDERS OF THE SENIOR SECURED CONVERTIBLE NOTES DUE 2033 ISSUED BY

VALASSIS COMMUNICATIONS, INC.

Offer to Purchase for Cash Any and All of its Outstanding Senior Secured Convertible Notes due 2033

CUSIP Number: 918866 AK O

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 21, 2008, AND WILL NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of May 22, 2003, between Valassis Communications, Inc., a Delaware corporation (referred to as “we,” “us,” “our,” “Valassis” or the “Company”), and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 2, 2007 (as supplemented, the “Indenture”), between the Company and the Trustee, governing the Company’s Senior Secured Convertible Notes due 2033 (the “Notes”), that, at the option of the holders thereof (each, a “Holder”), the Notes will be purchased by the Company for a purchase price (the “Purchase Price”), in cash, equal to $667.24 per $1,000 principal amount at maturity of the Notes, plus any accrued and unpaid interest (including contingent cash interest, if any) up to, but excluding, May 22, 2008 (the “Purchase Date”), upon the terms and subject to the conditions set forth in the Indenture and the Notes. The Purchase Date is an Interest Payment Date under the terms of the Notes. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Notes, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The right of a Holder to require the Company to purchase the Notes, as described in this Company Notice and the related notice materials, as amended and supplemented from time to time, is referred to herein as the “Put Option.” This Company Notice is being sent pursuant to Section 3.07 of the Indenture and the provisions of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise the Put Option for your Notes, you must validly tender the Notes in the manner provided below prior to 5:00 p.m., New York City time, on Wednesday, May 21, 2008 (the “Expiration Date”). Notes tendered for purchase may be withdrawn at any time prior to 5 p.m., New York City time, on the Expiration Date. The Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed us that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and conditions of that system. Delivery of the Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person tendering the Notes.

The Paying Agent is The Bank of New York Trust Company, N.A. The address of the Paying Agent is:

The Bank of New York Mellon Corporation

Corporate Trust Department/Reorganization Unit

101 Barclay Street, 7 East

New York, NY 10286

Attention: David Mauer

Telephone: (212) 815-3687

Fax: (212) 298-1915

Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is April 23, 2008.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the related materials (collectively, as amended or supplemented from time to time, the “Put Option Materials”) and, if given or made, such information or representations must not be relied upon as having been authorized. The Put Option Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option Materials shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Company Notice and the documents that we incorporate by reference that are other than historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: price competition from our existing competitors; new competitors in any of our businesses; a shift in client preference for different promotional materials, strategies or coupon delivery methods; an unforeseen increase in our paper or postal costs; changes which affect the businesses of our clients and lead to reduced sales promotion spending; challenges and costs of achieving synergies and cost savings in connection with the acquisition of ADVO, Inc. (“ADVO”) and integrating ADVO’s operations may be greater than expected; our substantial indebtedness, and our ability to incur additional indebtedness, may affect our financial health; certain covenants in our debt documents could adversely restrict our financial and operating flexibility; fluctuations in the amount, timing, pages, weight and kinds of advertising pieces from period to period, due to a change in our clients’ promotional needs, inventories and other factors; our failure to attract and retain qualified personnel may affect our business and results of operations; a rise in interest rates could increase our borrowing costs; the outcome of ADVO’s pending shareholder lawsuits; possible governmental regulation or litigation affecting aspects of our business; and general economic conditions, whether nationally or in the market areas in which we conduct our business, may be less favorable than expected. These and other risks and uncertainties related to our business are described in greater detail in its filings with the United States Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and the accompanying materials because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Notes?

Valassis Communications, Inc., a Delaware corporation (the “Company”), is obligated, at your option, to purchase your Senior Secured Convertible Notes due 2033 of the Company (the “Notes”) that are validly tendered for purchase and not validly withdrawn. (See Page 4)

Why are you obligated to purchase my Notes?

The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture, dated as of May 22, 2003, between the Company and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 2, 2007 (as supplemented, the “Indenture”), between the Company and the Trustee, and has been a right of Holders from the time the Notes were issued. (See Page 4)

What securities are you obligated to purchase?

We are obligated to purchase all of the Notes which are validly tendered by the Holders, at their option, and not withdrawn. As of April 18, 2008, there was $239.8 million in aggregate principal amount at maturity of the Notes outstanding (or $160.0 million net of discount), which would result in an aggregate purchase price of $160.0 million. (See Page 4)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Purchase Price”) equal to $667.24 per $1,000 principal amount at maturity of the Notes, plus any accrued and unpaid interest (including contingent cash interest, if any) up to, but excluding, May 22, 2008 (the “Purchase Date”), with respect to any and all Notes which have been validly tendered and not withdrawn. The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock (as defined below). The Purchase Date is an Interest Payment Date under the terms of the Notes. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Notes, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. There will not be any contingent cash interest due on any of the Notes as of May 22, 2008. Although we have the right to settle the Put Option in either cash or common stock pursuant to the terms of the Indenture, in connection with an amendment to SFAS No. 128, in December 2004, we waived our right to settle the Put Option in common stock. (See Pages 4-5)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our common stock, par value $0.01 per share (the “Common Stock”), our operating results and the market for similar securities. Holders are urged to obtain current market quotations for the Notes, to the extent available, before making any decision with respect to the Put Option.

Shares of our Common Stock, into which the Notes are convertible, are listed on the New York Stock Exchange (the “NYSE”) under the symbol “VCI.” On April 18, 2008 the last reported sales price of our Common Stock on the NYSE was $14.00 per share. (See Pages 5-6)

What does the Company’s Board of Directors think of the Put Option?

Although the Company’s Board of Directors approved the terms of Notes, including the Put Option, before the Notes were issued, it has not made any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option. You should also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of your Notes. (See Page 5)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on May 21, 2008 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law. (See Page 4)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly delivered Notes is not unlawful and that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes. (See Pages 4-5)

How do I exercise the Put Option?

To exercise the Put Option, you must tender the Notes through the transmittal procedures of the DTC on or after April 23, 2008, but no later than 5:00 p.m., New York City time, on the Expiration Date.

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If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Notes and instruct that nominee to timely tender the Notes on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should tender your Notes electronically through DTC’s ATOP system, subject to the terms and procedures of that system.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Purchase Price to the Holder of such Notes. (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Notes?

Promptly upon expiration of the Put Option, we will accept for payment all Notes validly tendered for purchase and not validly withdrawn by 5:00 p.m., New York City time, on the Expiration Date. We will deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on May 23, 2008, the first Business Day following the Purchase Date, the appropriate amount of cash required to pay the Purchase Price for those Notes, and the Paying Agent will promptly distribute that cash to DTC, the sole record holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Pages 9-10)

Can I withdraw previously tendered Notes?

Yes. You can withdraw Notes previously tendered for repurchase at any time until 5:00 p.m., New York City time, on the Expiration Date. To withdraw Notes previously tendered for repurchase, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously tendered Notes. You must allow sufficient time for completion of the ATOP procedures prior to 5:00 p.m., New York City time, on the Expiration Date. (See Page 9)

Do I need to do anything if I do not wish to exercise the Put Option?

No. If you do not tender your Notes before the expiration of the Put Option, we will not purchase your Notes and your Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes. (See Page 7)

If I choose to exercise the Put Option, do I have to exercise the Put Option for all of my Notes?

No. You may exercise the Put Option for all of your Notes, a portion of your Notes or none of your Notes. If you wish to exercise the Put Option for a portion of your Notes, however, you must exercise the Put Option for Notes in a principal amount of $1,000 or an integral multiple thereof. (See Page 7)

If I do not exercise the Put Option, will I continue to be able to exercise my conversion rights?

Yes. If you do not exercise the Put Option, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Notes at a base rate of 15.1627 shares of our Common Stock, plus an incremental share factor of up to 9.8556, if applicable, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (See Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exercise the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may be required to recognize taxable gain or loss as a result of the transaction. Pursuant to the terms of the Indenture, Holders have agreed, for U.S. federal income tax purposes, to treat the Notes as debt instruments that are subject to the special regulations governing contingent payment debt instruments. As such, any gain recognized by you in connection with the transaction may be taxable to you as ordinary income rather than capital gain. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 11-12)

Who is the Paying Agent?

The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, the trustee under the Indenture, is serving as Paying Agent for the Notes. Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company. Valassis Communications, Inc., a Delaware corporation (“Valassis,” the “Company,” “we,” “us” or “our”), is obligated to purchase its Senior Secured Convertible Notes due 2033 (the “Notes”) for which Notes have been validly tendered and not withdrawn by the Expiration Date. The Notes are convertible into shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company is both the “filing person” and the “subject company.”

The Company, together with its subsidiaries, is the nation’s leading marketing services company, offering unparalleled reach and scale to more than 15,000 advertisers. Our RedPlum portfolio delivers value on a weekly basis to over 100 million shoppers across a multi-media platform—in-home, in-store and in-motion. Through our newest offering—redplum.com—consumers will find compelling national and local deals online. Headquartered in Livonia, Michigan with approximately 7,000 associates in 29 states and nine countries, we are widely recognized for our associate and corporate citizenship programs, including our America’s Looking for Its Missing Children® program. Our subsidiaries include Valassis Direct Mail, Inc., Valassis Canada, Promotion Watch, Valassis Relationship Marketing Systems, LLC and NCH Marketing Services, Inc.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 19775 Victor Parkway, Livonia, Michigan, 48142. Our main telephone number at that address is (734) 591-3000. Our website address is www.valassis.com. We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2. Information Concerning the Notes. On May 22, 2003, we issued $239,794,000 million in aggregate principal amount of the Notes at an issue price of $666.24 per note (66.724% of the principal amount at maturity). Cash interest accrues on the Notes at the rate of 1.0843% per annum on the principal amount at maturity and is payable semi-annually on May 22 and November 22 of each year, beginning November 22, 2003 through May 22, 2008, to the person in whose name a Note is registered at the close of business on the preceding May 7 or November 7, as the case may be. On March 2, 2007, in connection with our acquisition of ADVO, Inc. and the related secured financing, we entered into a First Supplemental Indenture with the Trustee relating to the Notes to secure the Notes on an equal and ratable basis with the indebtedness under our senior secured credit facility pursuant to the terms and conditions of the Security Agreement (as defined below). The Notes mature on May 22, 2033. As of April 18, 2008, there was $239.8 million in aggregate principal amount at maturity of the Notes outstanding (or $160.0 million net of discount), which would result in an aggregate purchase price of $160.0 million.

2.1. The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all of the Notes validly tendered by Holders, at their option, and not withdrawn at a purchase price (the “Purchase Price”) equal to $667.24 per $1,000 principal amount at maturity of the Notes, plus any accrued and unpaid interest (including contingent cash interest, if any) up to, but excluding, May 22, 2008 (the “Purchase Date”). The Purchase Date is an Interest Payment Date under the terms of the Notes. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Notes, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. There will not be any contingent cash interest due on any of the Notes as of May 22, 2008.

The Put Option will expire at 5:00 p.m., New York City time, on May 21, 2008 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law.

The purchase by the Company of validly delivered Notes is not subject to any conditions other than (1) that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price) and (2) that the Company’s purchase is not unlawful. Delivery of the

Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes.

2.2. Purchase Price. Pursuant to terms of the Indenture and the Notes, the Purchase Price to be paid by the Company for the Notes is equal to $667.24 per $1,000 principal amount at maturity of the Notes, plus any accrued and unpaid interest (including contingent cash interest, if any) up to, but excluding, the Purchase Date. The Purchase Date is an Interest Payment Date under the terms of the Notes. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Notes, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. There should not be any contingent cash interest due on any of the Notes as of May 22, 2008. The Purchase Price will be paid in cash with respect to any and all Notes which have been validly tendered and not withdrawn. Notes will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof.

With respect to Notes which have been validly tendered and not withdrawn, interest (including contingent cash interest, if any) will accrue up to, but excluding, the Purchase Date, unless the Company defaults in making payment of the Purchase Price for such Notes.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to exercise the Put Option.

None of the Company, its Board of Directors, or its employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make its, his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

2.3. Conversion Rights of the Notes The Notes are convertible into shares of our Common Stock at the option of the Holder in accordance with and subject to the terms of the Indenture and the Notes. For each $1,000 principal amount at maturity of Notes converted, the Company will deliver 15.1627 shares of Common Stock, plus an incremental share factor of up to 9.8556, if applicable. The incremental shares begin to accrue when the stock price of the Common Stock at the time of conversion is greater than the base conversion price and the number of incremental shares is based upon the incremental share factor and the Common Stock price at the time of conversion. On the Purchase Date, the total conversion rate (base rate plus incremental shares) will be fixed based upon the Common Stock price as of that date. On April 23, 2008, the total conversion rate is $44.01. The Paying Agent is currently acting as Conversion Agent for the Notes.

Holders who do not exercise the Put Option will maintain the right to convert their Notes into Common Stock pursuant to the Indenture. Any Notes which have been validly tendered may be converted in accordance with the terms of the Indenture only if Notes have been validly withdrawn before 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 of this Company Notice.

2.4. Market for the Notes and our Common Stock. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.

The Trustee has informed us that, as of the date of this Company Notice, all of the Notes are held in global form through DTC. As of April 18, 2008, there was $239.8 million in aggregate principal amount at maturity of the Notes outstanding, which would result in an aggregate purchase price of $160.0 million, and DTC was the sole record holder of the Notes.

Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “VCI.” The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NYSE.

	High	Low
2008:
Second Quarter (through April 18, 2008)	$14.17	$11.16
First Quarter	$13.04	$8.49

2007:
Fourth Quarter	$14.83	$8.53
Third Quarter	$17.76	$7.67
Second Quarter	$19.73	$17.05
First Quarter	$18.20	$13.30

2006:
Fourth Quarter	$18.35	$14.22
Third Quarter	$23.92	$17.43
Second Quarter	$30.80	$23.40
First Quarter	$30.11	$27.45

On April 18, 2008, the closing sale price of our Common Stock, as reported by the NYSE, was $14.00 per share. As of April 18, 2008, there were 48,045,789 shares of the Company’s Common Stock outstanding.

No dividend was paid on our Common Stock during 2003, 2004, 2005, 2006 or 2007. Currently, we have no plans to pay cash dividends. In addition, should we change our dividend policy, the payment of future dividends would be dependent on covenants contained in our financing agreements, future earnings, capital requirements and other alternate uses of cash. Currently, our senior secured credit facility and the indenture governing our 8 1/4% Senior Notes due 2015 restricts the payment of cash dividends.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5. Optional Redemption. Beginning on May 22, 2008, the Notes are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the issue price of the Notes plus accrued original issue discount and accrued cash interest, if any, to the applicable redemption date, as provided for in the Indenture and the Notes.

2.6. Holder’s Right to Require Redemption Upon Change in Control. Each Holder may require us to redeem all or any part of his or her Notes if there is a Change in Control (as defined in the Indenture) at a redemption price equal to the sum of the issue price of the Notes plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

2.7. Ranking. The Notes are obligations secured on an equal and ratable basis with the indebtedness under our senior secured credit facility and with our outstanding 6 5/8% Senior Secured Notes due 2009. The Notes rank senior in right of payment to our 8 1/4% Senior Notes due 2015 and rank senior in right of payment to all our future indebtedness that is, by its terms, expressly subordinated in right of payment to the Notes.

2.8. Contingent Cash Interest. Pursuant to the terms of the Indenture and the Notes, Holders are entitled to receive contingent cash interest on the Notes beginning after May 22, 2008. We will pay contingent cash interest to Holders during any six-month period from May 23 to November 22 or from November 23 to May 22, commencing after May 22, 2008, if the average market price of the Notes for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for a Note to the day immediately preceding the relevant six-month period.

3. Procedures to Be Followed by Holders Electing to Exercise the Put Option. Holders will not be entitled to receive the Purchase Price for their Notes unless they validly tender and do not validly withdraw the Notes on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to deliver their Notes for purchase. The Trustee has informed us that, as of the date of this Company Notice, DTC is the sole registered Holder of the Notes and all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for repurchase hereunder must be delivered through the transmittal procedures of ATOP, subject to the terms and conditions of that system. Holders may exercise the Put Option for some or all of their Notes; however, if Holders wish to exercise the Put Option for a portion of their Notes, they must exercise the Put Option for Notes in a principal amount at maturity of $1,000 or an integral multiple thereof.

If Holders do not validly tender their Notes, or if they validly withdraw their Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option. However, there may be commissions you need to pay your broker in connection with the tender of the Notes.

3.1. Method of Delivery. Because DTC is the sole registered Holder of the Notes, all Notes tendered for purchase must be delivered through DTC’s Automated Tenders over the Participant Terminal System (“ATOP”). This Company Notice constitutes the Company Notice described in the Indenture and delivery of Notes via ATOP will satisfy the Note tender notice requirements of the Indenture. Tender of Notes is at the election and risk of the person tendering the Notes.

3.2. Agreement to be Bound. By tendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	pursuant to the Put Option, such Notes shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Notes and the Indenture;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•

upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all the Notes tendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates (and their respective directors, officers and employees) from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Purchase Price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Company Notice;

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such Holder represents and warrants that such Holder (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

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such Holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•

such Holder understands that all Notes validly tendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Purchase Price, in cash, subject to the terms and conditions of the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time;

•

payment for Notes purchased pursuant to the Company Notice will be made by deposit by us of the Purchase Price for such Notes with the Paying Agent, which will act as agent for tendering Holders for the purpose of receiving payments from us and transmitting such payments to such Holders;

•	tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date by following the procedures described below in “Rights of Withdrawal”;

•

all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and tender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•

all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.

3.3. Delivery of Notes. Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the Holder desires to tender the Holder’s Notes and instruct that nominee to tender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “—Notes Held by DTC Participants.”

Notes Held by DTC Participants. A Holder who is a DTC participant must tender that Holder’s Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes; and

•

electronically transmitting such Holder’s acceptance through DTC’s ATOP system, subject to the terms and procedures of that system. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been tendered by such participant under the Put Option and that such participant has received and agrees to be bound by the terms of the Put Option, including those set forth above under the caption “—Agreement to be Bound.”

In tendering through DTC’s ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth in Section 3.2 above.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

Under no circumstances will Notes accrue interest by reason of any delay in making payment to any person who delivers Notes after the Purchase Date. The Purchase Price for Notes delivered after the Purchase Date will be the same as that for Notes delivered prior to or on the Purchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Purchase Price for the Notes on the Business Day following the Purchase Date, then, on and after such date, such Notes will cease to be outstanding and interest (including contingent cash interest, if any) on such Notes will cease to accrue, and all rights (other than the right to receive the Purchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4. Right of Withdrawal. Notes tendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes on or prior to the Expiration Date, a Holder (or the Holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Notes so withdrawn may be retendered by following the tender procedures described in Section 3 above.

You bear the risk of untimely withdrawal of previously tendered Notes. If you wish to withdraw your Notes on or prior to the Expiration Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5. Payment for Notes. At or before 11:00 a.m., New York City time, on May 23, 2008, the first Business Day following the Purchase Date, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the Notes which have been validly tendered and not withdrawn by 5:00 p.m., New York City time, on the Expiration Date, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Notes. DTC will thereafter distribute the cash in accordance with its procedures to its participants that have validly tendered their Notes prior to or on the Purchase Date.

The total amount of funds required by us to purchase all of the Notes is $160.0 million (assuming the Put Option is validly exercised for all of the Notes and all of the Notes are validly delivered and accepted for payment). In the event the Put Option is exercised for any Notes and any Notes are validly delivered and accepted for payment, we intend to use cash on hand to purchase the Notes. As of April 18, 2008, we have approximately $277.4 million available cash and cash equivalents on hand.

In anticipation of the Put Option, on April 18, 2008, we drew down the $160 million delayed draw term loan under our credit agreement, dated as of March 2, 2007, with Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (the “Credit Agreement”), as described below, which proceeds will be primarily used to purchase the Notes pursuant to the Put Option.

The seven-year amortizing delayed draw term loan is in an aggregate principal amount of $160.0 million, with principal repayable in quarterly installments at a rate of 1.0% per year during the first six years of the delayed draw term loan, with the remaining balance thereafter to be repaid in full on the seventh anniversary of the closing date of the delayed draw term loan, at which time the remaining balance will be payable in full. The interest rate on the $160.0 million borrowed is 6.0%. Our senior secured credit facility is guaranteed by substantially all of our existing and future domestic restricted subsidiaries pursuant to a Guarantee, Security and Collateral Agency Agreement (the “Security Agreement”), dated as of March 2, 2007, by and among the

Company and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent, for the benefit of the Secured Parties (as defined in the Security Agreement). In addition, our obligations under our senior secured credit facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors’ present and future assets and by a pledge of all of the equity interests in our subsidiary guarantors and 65% of the capital stock of our existing and future restricted foreign subsidiaries. We currently do not have any plans or arrangements to finance or repay the $160.0 million we borrowed under the delayed draw term loan.

6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•

any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•

any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, by-laws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice. A list of our executive officers and directors is attached to this Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Notes by the Company and Its Affiliates. During the 60 days preceding the date of this Company Notice, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has engaged in any purchases of the Notes.

Effective on the date of this Company Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Purchase Date. Following such time, if any Notes remain outstanding, we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which purchases may be consummated at purchase prices higher or lower than the Purchase Price, or which may be paid in cash or other consideration. Any decision to purchase Notes after the Purchase Date, if any, will depend upon many factors, including the market price of the Notes, the results of the Put Option, the market price of our Common Stock, our business and financial position and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to Holders of the Notes than the terms of the Put Option as described in this Company Notice.

11. Material United States Income Tax Considerations.

The following discussion summarizes the material United States federal income tax considerations that may be relevant to a Holder if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local, foreign and other tax consequences of exercising the Put Option.

U.S. Holders. This discussion deals only with U.S. Holders who are beneficial owners of the Notes holding the Notes as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, including, but not limited to: a dealer in Notes or currencies; a trader in Notes who elects to use a mark-to-market method of accounting for your Notes holdings; a bank or financial institution; an insurance company; a tax-exempt organization; a person owning Notes that are a hedge or that are hedged against interest rate risks; a partnership or person treated as a partnership for United States federal income tax purposes, or a partner thereof; a regulated investment company or real estate investment trust; a person owning Notes as part of a straddle or conversion transaction for tax purposes; a United States person whose functional currency for tax purposes is not the U.S. dollar; or a United States expatriate. You will be a U.S. Holder if you are a beneficial owner of the Notes for United States federal income tax purposes and you are: (i) a citizen or resident of the United States; (ii) a domestic corporation or other entity treated as such for United States federal income tax purposes; (iii) an estate whose income is subject to United States federal income taxation regardless of its source; or (iv) a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons can control all substantial decisions of the trust. If you are not a U.S. Holder, this discussion does not apply to you.

Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued interest, which will be treated as an actual payment of interest on the Notes) and (ii) your adjusted tax basis in the Notes tendered. Because you agreed when you purchased your Notes to treat the Notes as subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Notes will generally be equal to your original purchase price for the Notes, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals that arise because projected payments differ from the actual amounts paid), and decreased by the amount of any noncontingent payments and any projected payments that were previously scheduled to be made (without regard to the actual amounts paid) on the Notes. This gain will generally be treated as ordinary interest income; any loss would generally be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which capital loss will be long-term if you held your Notes for more than one year at the time of the exercise of the Put Option). The deductibility of net capital losses by individuals and corporations is subject to limitations.

The contingent payment debt instrument regulations are complex. You are encouraged to consult your own tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Notes.

Non-U.S. Holders. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Notes pursuant to the Put Option unless the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder.

If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Notes is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Notes pursuant to the Put Option in the same manner as if the Holder were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the Holder’s earnings and profits for the taxable year that are effectively connected with the Holder’s conduct of a trade or business in the United States. If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the Holder in the United States.

Backup Withholding. A U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the Put Option unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Put Option.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of their Notes.

12. Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

1.	Our annual report on Form 10-K for the year ended December 31, 2007;

2.	All other reports we have filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

3.	All documents filed by us with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

4.	The section entitled “Description of Notes” in our Registration Statement on Form S-3 (File No. 333-107787) filed with the SEC on August 8, 2003 (as amended by Amendment No. 2 thereto filed on October 7, 2003 and as further amended by Amendment No. 2 thereto filed on October 31, 2003); and

5.	The description of our common stock contained in our Registration Statement on Form S-3 (File No. 333-107787) filed with the SEC on August 8, 2003 (as amended by Amendment No. 2 thereto filed on October 7, 2003 and as further amended by Amendment No. 2 thereto filed on October 31, 2003).

The SEC file number for these filings is 001-10991. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 19975 Victor Parkway, Livonia, Michigan, 48152, Attention: Todd L. Wiseley, Secretary, (734) 591-3000.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

13. No Solicitations. We will not pay any fees or commissions to any broker, dealer or other person for making solicitations in connection with the Put Option.

14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15. Conflicts. In the event of any conflict between this Company Notice and the accompanying materials on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of us, our Board of Directors or our employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

VALASSIS COMMUNICATIONS, INC.

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of April 23, 2008. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Alan F. Schultz	Chief Executive Officer, President and Director
Robert L. Recchia	Chief Financial Officer and Director
Richard Herpich	Executive Vice President, Sales and Marketing
William F. Hogg, Jr.	Executive Vice President of Manufacturing and Client Services
Brian Husselbee	President and Chief Executive Officer of NCH Marketing Services, Inc.
Joseph B. Anderson, Jr.	Director
Patrick F. Brennan	Director
Kenneth V. Darish	Director
Dr. Walter H. Ku	Director
Marcella A. Sampson	Director
Wallace S. Snyder	Director
Ambassador Faith Whittlesey	Director

The business address and telephone number of each executive officer and director is c/o Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan 48152 (734) 591-3000.

A-1